January 6, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010
Attention:  Pamela A. Long, Assistant Director

Re:
Meridian Waste Solutions, Inc.
Filed on Form S-1
Registration No. 333-213579

Dear Ms. Long:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the Representative of the underwriters in connection with the offering pursuant to the above-captioned Registration Statement, hereby joins in the request of Meridian Waste Solutions, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m., Eastern Time, on January 10, 2017, or as soon thereafter as practicable.
Pursuant to Rule 460 under the Securities Act, please be advised that there has been distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.
[Signature page follows]

Very truly yours,

Joseph Gunnar & Co., LLC as representative of the underwriters

By:      /s/ Eric Lord
Name: Eric Lord
Title:   Head of Investment Banking/Underwritings